Filed by TheRas, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Helix Acquisition Corp. II

Commission File No. 001-41955

The following social media post was uploaded to LinkedIn platform by TheRas, Inc.

Additional Information and Where to Find It

This communication relates to the business combination (the “Business Combination”) involving Helix Acquisition Corp. II, a Cayman Islands exempted company (“Helix”), TheRas, Inc., a Delaware corporation (doing business as BridgeBio Oncology Therapeutics, “BBOT”), and Helix II Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Helix (“Merger Sub”). In connection with the proposed Business Combination, Helix and BBOT intend to prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 relating to the Business Combination (the “Registration Statement”), which will include a preliminary proxy statement of Helix and a preliminary prospectus with respect to the securities to be offered in the Business Combination. After the Registration Statement is declared effective, Helix will mail a definitive proxy statement/prospectus relating to the Business Combination to its shareholders as of a record date to be established for voting on the Business Combination. The Registration Statement, including the proxy statement/prospectus contained therein, will contain important information about the Business Combination and the other matters to be voted upon at the Helix shareholder meeting. This communication does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Helix and BBOT may also file other documents with the SEC regarding the Business Combination. Helix’s shareholders and other interested persons are advised to read, when available, the Registration Statement, including the preliminary proxy statement/prospectus contained therein, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about Helix, BBOT, and the Business Combination. Shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a request to Helix Acquisition Corp. II, c/o Cormorant Asset Management, LP, 200 Clarendon Street, 52nd Floor, Boston, MA 02116.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination, or an offer to sell, or the solicitation of an offer to buy, any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be affected. Neither the SEC nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the Business Combination contemplated hereby or determined that this communication is truthful or complete. Any representation to the contrary is a criminal offense.

Participants in the Solicitation

Helix, BBOT, and their directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Helix’s shareholders in respect of the Business Combination and the other matters set forth in the Registration Statement. A list of the names of Helix’s directors and executive officers and a description of their interests in Helix is available in the sections entitled “Management—Officer and Director Compensation,” “Management—Directors’ Fiduciary Duties and Conflicts of Interest,” and “Principal Shareholders” of Helix’s Registration Statement on Form S-1, as amended from time to time, which was filed with the SEC and declared effective on February 8, 2024 and is available free of charge at the SEC’s website located at www.sec.gov, at the following URL: https://www.sec.gov/Archives/edgar/data/1869105/000121390024010676/fs12024a2_helixacq2.htm or by directing a request to Helix Acquisition Corp. II, c/o Cormorant Asset Management, LP, 200 Clarendon Street, 52nd Floor, Boston, MA 02116. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holdings or otherwise, will be contained in the proxy statement/prospectus relating to the Business Combination when it becomes available.

Forward Looking Statements

Certain statements included in this communication that are not historical facts are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; expectations and timing related to the success, cost and timing of product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of BBOT’s product candidates, including the progress and results of the ONKORAS-101 and BREAKER-101 clinical trials and the expected dosing of the first patient with BBO-11818; the clinical and therapeutic potential of BBO-8520, BBO-10203 and BBO-11818; the size and growth potential of the markets for BBOT’s product candidates; the therapeutic and curative potential of BBOT’s product candidates; financing and other business milestones; potential benefits of the Business Combination; and expectations relating to the Business Combination, including the proceeds of the Business Combination, the financing and BBOT’s expected cash runway and the timing of the Closing of the Business Combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of BBOT’s and Helix’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of BBOT and Helix. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely enter into definitive agreements with respect to the Business Combination or consummate the Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions relating to SPACs) that could adversely affect the combined company or the expected benefits of the Business Combination, or the risk that the approval of the shareholders of Helix or any other condition to Closing is not obtained; failure to realize the anticipated benefits of the Business Combination; risks relating to any legal proceedings that may be instituted against Helix, the combined company or others following the announcement of the Business Combination; risks relating to the uncertainty of the projected financial information with respect to BBOT and the combined company; risks related to the approval of BBOT’s product candidates and the timing of expected regulatory and business milestones; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive product candidates; ability to obtain sufficient supply of materials; global economic and political conditions; the effects of competition on BBOT’s future business; the amount of redemption requests made by Helix’s public shareholders; and those factors discussed in documents Helix has filed or will file with the SEC. Additional risks related to BBOT’s business include, but are not limited to: uncertainty regarding outcomes of BBOT’s ongoing clinical trials, particularly as they relate to regulatory review and potential approval for its product candidates; risks associated with BBOT’s efforts to commercialize its product candidates; BBOT’s ability to maintain its existing agreements with third parties and to negotiate and enter into new definitive agreements on favorable terms, if at all; the impact of competing product candidates on BBOT’s business; intellectual property-related claims; BBOT’s ability to attract and retain qualified personnel; and BBOT’s ability to source the raw materials for its product candidates.

If any of these risks materialize or Helix’s or BBOT’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Helix or BBOT presently know or that Helix and BBOT currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Helix’s and BBOT’s expectations, plans, or forecasts of future events and views as of the date of this communication and are qualified in their entirety by reference to the cautionary statements herein. Helix and BBOT anticipate that subsequent events and developments will cause Helix’s and BBOT’s assessments to change. These forward-looking statements should not be relied upon as representing Helix’s and BBOT’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Helix, BBOT, nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

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